SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of August, 2023

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Corporate Taxpayer ID (CNPJ/ME) 76.483.817/0001-20 - Company Registry (NIRE) 41300036535 - CVM Registration
B3 (CPLE3, CPLE5, CPLE6, CPLE11)
NYSE (ELP)
LATIBEX (XCOP, XCOPO, XCOPU)

Pricing of Public Offering of Common Shares

COPEL (the "Company"), a company that generates, transmits, distributes and sells energy, hereby informs its shareholders and the market in general that, in continuity with Material Fact 12/23, in connection with its public offering for the distribution of common shares ("Offering"), the price per share of R$8.25 was approved on this date by its Board of Directors, totaling the amount of the Offering of R$4,530,660,750.00, without including the over-allotment option.

The Offering comprises the primary and secondary public distribution of shares, all nominative, book-entry shares without par value, free and clear of any liens or encumbrances ("Shares"), (i) in Brazil, at the unorganized over-the-counter market, intended for the general investing public, pursuant to CVM Resolution 160, the "ANBIMA Code of Regulation and Best Practices for Structuring, Coordination and Distribution of Public Offerings of Securities and Public Offerings for the Acquisition of Securities" currently in force, issued by the Brazilian Association of Financial and Capital Markets Entities (ANBIMA) and other applicable legal provisions, and (ii) in a simultaneous international offering, including in an offering registered with the Securities and Exchange Commission ("SEC") under the U. S. Securities Act of 1933 ("Securities Act"), subject to the applicable laws of the country of domicile of each investor, provided that such investors invest in Brazil through the investment mechanisms regulated by the National Monetary Council, the Central Bank of Brazil, the CVM and other applicable legal and regulatory provisions ("Foreign Investors").

Banco BTG Pactual S.A., Banco Itaú BBA S.A., Banco Bradesco BBI S.A., Banco Morgan Stanley S.A. and UBS Brasil Corretora de Câmbio, Títulos e Valores Mobiliários S.A. are acting as “Brazilian Underwriters”. Within the scope of the Offering, BTG Pactual US Capital, LLC, Itau BBA USA Securities, Inc., Bradesco Securities, Inc., Morgan Stanley & Co. LLC and UBS Securities LLC are acting as international placement agents (together, the "International Placement Agents"). The Shares that are subject to placement efforts abroad by the International Placement Agents with Foreign Investors will be mandatorily subscribed/acquired and paid up/settled in Brazil with the Brazilian Underwriters, in Brazilian currency, pursuant to article 19, paragraph 4, of the Brazilian Capital Markets Law, as well as Law 4,131, CMN Resolution 4,373 and CVM Resolution 13.

No other registration of the Offering or the Shares will be made with any capital markets regulatory agency or body in any country, except in Brazil with the CVM and in the United States with the SEC.

This communication does not constitute an offer to sell or the solicitation of an offer to buy the securities described, nor shall there be any sale of such securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. The Company has an effective registration statement on file with the SEC. You may access this registration statement, including the related prospectus and, when available, the final prospectus supplement, for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, a copy of the prospectus and, when available, the final prospectus supplement may be obtained by contacting BTG Pactual US Capital, LLC, 601 Lexington Avenue, 57th Floor, New York, NY 10022, Attention: Legal Department, Fax: +1 (212) 293-4609, e-mail: ol-btgpactual-prospectusdepartment@btgpactual.com; Itau BBA USA Securities, Inc., 540 Madison Avenue, 24th floor, New York, NY 10022, Attention: Chief Compliance Officer, Fax: +1 (212) 207-9076; Bradesco Securities, Inc., 450 Park Avenue, 32nd Floor, New York, NY 10022, Attention: Isabella Behar; Morgan Stanley & Co. LLC, 1585 Broadway, New York, NY 10036, Attention: Equity Syndicate Desk, with a copy to the Legal Department; UBS Securities LLC, 1285 Avenue of the Americas, New York, NY 10019, Attention: Equity Syndicate.

The Company will keep its shareholders and the market in general duly informed under the terms of the applicable regulations.

Curitiba, August 08, 2023.

Adriano Rudek de Moura

Director of Finance and Investor Relations

For further information, please contact the Investor Relations team:
ri@copel.com or (41) 3331-4011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date August 09, 2023

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.